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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(CUSIP Number)

Edward L. Terry
c/o Davis Terry Management Company, LLC
2401 Lake Park Drive #355
Smyrna, GA 30080
770-437-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278608104			Page 1 of 5

1.	Name of Reporting Person: Edward L. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF - for shares beneficially owned PF - for shares solely owned

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 609,400

		8.	Shared Voting Power: 883,632

		9.	Sole Dispositive Power: 609,400

		10.	Shared Dispositive Power: 883,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,493,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 278608104			Page 2 of 5

1.	Name of Reporting Person: Davis Terry, LP		I.R.S. Identification Nos. of above persons (entities only): 58-2062441

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 854,832

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 854,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 854,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 278608104			Page 3 of 5

1.	Name of Reporting Person: Davis Terry Management Company, LLC		I.R.S. Identification Nos. of above persons (entities only): 58-2446894

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 854,832

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 854,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 854,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 278608104			Page 4 of 5

1.	Name of Reporting Person: EMT Properties, Inc. Profit Sharing Plan		I.R.S. Identification Nos. of above persons (entities only): 58-2491342

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 28,800

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 28,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.45%

14.	Type of Reporting Person (See Instructions): EP

CUSIP No. 278608104			Page 5 of 5

1.	Name of Reporting Person: Elaine C. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,464,232

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,464,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,464,232

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.0%

14.	Type of Reporting Person (See Instructions): IN

Schedule 13D

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed on June 15, 2004 by a group consisting of Edward L. Terry, Elaine C. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan (collectively, the “Reporting Persons” or the “Group”) as amended on May 25, 2005, and July 7, 2005, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material change” means no material changes to the responses contained in the Schedules previously filed by the Group.

Item 1. Security and Issuer.

     No material change.

Item 2. Identity and Background.

     No material change.

Item 3. Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 2 to Schedule 13D on July 7, 2005, which reported share purchases through July 5, 2005, and through July 11, 2005, Edward L. Terry, in his individual capacity, purchased 490,600 additional shares on the open market using personal funds, at prices ranging from $1.04 to $1.23 per share for a total expenditure of $528,172.

Item 4. Purpose of Transaction.

     As disclosed in the Schedule 13D filed on June 15, 2004 and in the amended Schedule 13Ds filed on May 24, 2005 and July 7, 2005, the Reporting Persons are currently subject to the terms of a Rebuttal of Presumption of Control with the Office of Thrift Supervision (“OTS”) under which the Group may acquire no more than 24.99% of the Company’s outstanding shares. Also as disclosed previously, Edward L. Terry, certain of Mr. Terry’s affiliates, and Gary R. Rhineheart, in conjunction with Messrs. Terry and Rhineheart’s filing of a Notice of Change in Control with the OTS, are parties to a Standstill Agreement with the Company, the terms of which would permit Mr. Terry and Mr. Rhineheart to purchase, individually, up to 33% of the Company’s voting securities in the market, and, so long as they own at least 25% of the Company’s voting securities, to elect one person as a director of the Company. The effectiveness of the Standstill Agreement is conditioned on OTS approval of the Messrs. Terry’s and Rhineheart’s Notice of Change in Control. The purchase of additional shares reported herein have been made by Mr. Terry as permitted under the terms of the above-referenced agreements.

     In addition to the Reporting Persons named herein, Mr. Gary R. Rhineheart may be deemed to be part of the Group. As mentioned above, Mr. Rhineheart, a business associate of Edward L. Terry, jointly filed the Notice of Change in Control with Mr. Terry. The Group disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Mr. Gary Rhineheart.

     Other than as described above, the Group does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer, except as permitted under the terms of the Standstill Agreement and the Notice of Change in Control, (and prior to any approval of the Notice of Change in Control by the OTS, the Rebuttal of Presumption of Control); the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

Item 5. Interest in Securities of the Issuer.

     (a)      The Reporting Persons beneficially own an aggregate 1,493,032 shares of the Issuer’s common stock, or approximately 23.4% of the Issuer’s common stock outstanding, based on the number of shares outstanding as reported in the Issuer’s quarterly report on Form 10-QSB for the quarter ended March 31, 2004. The number and percentage of shares beneficially owned by each of the Reporting Persons is as set forth on the cover pages of this Schedule 13D and such information is incorporated herein by reference. Each of the Reporting Persons expressly disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Gary R. Rhineheart.

     (b)      Edward L. Terry has direct beneficial ownership and sole voting power of 490,600 shares of common stock. In addition, he may be deemed to have beneficial ownership and shared voting power of the 883,632 shares of common stock owned by Davis Terry, LP, by virtue of his position as a member of Davis Terry Management Company, LLC, the sole general partner of Davis Terry, LP. Edward L. Terry may also be deemed to have beneficial ownership of the 28,800 shares of common stock owned by the Plan, by virtue of his status as a beneficiary and the Managing Trustee of the Plan, and to have voting power by virtue of his position as Managing Trustee of the Plan.

          Elaine C. Terry may be deemed to have beneficial ownership of the 490,600 shares of common stock owned by her husband, Edward L. Terry. In addition, she may be deemed to have beneficial ownership and shared voting power of the 883,632 shares of common stock owned by Davis Terry, LP, by virtue of her position as a member of Davis Terry Management Company, LLC, the sole general partner of Davis Terry, LP.

          Davis Terry Management Company, LLC has no direct ownership of shares, but may be deemed to have voting and dispositive power over the 883,632 shares owned by Davis Terry, LP, by virtue of its position as General Partner.

          The Plan has direct ownership of 28,800 shares of the Issuer’s common stock, but the voting and dispositive control of the shares is vested in Edward L. Terry, as Managing Trustee.

(c)	Since the filing of a Schedule 13D/A on July 7, 2005, Mr. Terry, using his personal funds, acquired the following shares on the open market, on the date and at the prices indicated:

Date	Shares	Price
7/11/05	27,200	$1.23	$33,456.00
7/11/05	5,000	$1.23	$6,150.00
7/11/05	5,000	$1.23	$6,150.00
7/11/05	500	$1.23	$615.00
7/11/05	500	$1.20	$600.00
7/11/05	1,800	$1.20	$2,160.00
7/8/05	1,200	$1.05	$1,260.00
7/8/05	1,400	$1.04	$1,456.00
7/8/05	5,000	$1.10	$5,500.00
7/8/05	25,000	$1.12	$28,000.00
7/8/05	25,800	$1.05	$27,090.00
7/8/05	43,000	$1.05	$45,150.00
7/8/05	75,000	$1.10	$82,500.00
7/8/05	99,200	$1.05	$104,160.00
7/8/05	2,500	$1.12	$2,800.00
7/8/05	50,000	$1.05	$52,500.00
7/8/05	50,000	$1.05	$52,500.00
7/8/05	40,000	$1.05	$42,000.00
7/7/05	5,000	$1.05	$5,250.00
7/7/05	7,500	$1.05	$7,875.00
7/7/05	10,000	$1.05	$10,500.00
7/7/05	10,000	$1.05	$10,500.00
Totals	490,600		$528,172.00

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Unless and until the Notice of Change in Control is approved by the OTS, Edward L. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan, together with Mr. Gary Rhineheart, an individual, remain subject to the provisions of the Rebuttal of Control agreement with the Office of Thrift Supervision, wherein they have affirmed that they are not intending to control the Issuer and they have agreed, as a group, to limit their ownership to less than 25% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).

     Upon notice of acceptance of the Notice of Change in Control by the OTS, Messrs. Terry and Rhineheart will be subject to the provisions of both the Notice of Change in Control and the Standstill Agreement in which they agreed, as a group, to limit their ownership to 33% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).

Item 7. Material to be Filed as Exhibits.

Previously filed.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward L. Terry

Date: July 13, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elaine C. Terry

Date: July 13, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   DAVIS TERRY, L.P.

   By: Davis Terry Management Company, LLC, as General Partner

   By: /s/ Edward L. Terry and

   By: /s/ Elaine C. Terry

Date: July 13, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   DAVIS TERRY MANAGEMENT COMPANY, LLC

   By: /s/ Edward L. Terry and

   By: /s/ Elaine C. Terry

Date: July 13, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMT PROPERTIES, INC. PROFIT SHARING PLAN

By: /s/ Edward L. Terry
Managing Trustee

Date: July 13, 2005